FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2010
21 April 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing Director/PDMR Shareholding released on 21 April 2010

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer British Sky Broadcasting Group plc	2.

State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance

LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

In relation to (i) above

3.	Name of person discharging managerial responsibilities/director Andrew Higginson	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 Person referred to in 3 above	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares Ordinary shares of 50p each

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them Person referred to in 3 above	8.	State the nature of the transaction Acquisition of ordinary shares via the Company's dividend re-investment plan.

9.	Number of shares, debentures or financial instruments relating to shares acquired 28	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000002%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share or value of transaction £6.323	14.	Date and place of transaction 20 April 2010, London Stock Exchange

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 3,171 ordinary shares of 50p each representing 0.0002% of the issued class.	16.	Date issuer informed of transaction 21 April 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries Alex Jones +44(0) 870 240 3000

Name of authorised official of issuer responsible for making notification Date of notification ____21 April 2010_______________________________________

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 21 April 2010                                                                                            By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary